Exhibit 21.1

Subsidiaries of Middleburg Financial Corporation

Name of Subsidiary	State of Organization
MFC Capital Trust II	Delaware
Middleburg Bank	Virginia
- Middleburg Bank Service Corporation	Virginia
- Southern Trust Mortgage, LLC	Virginia
Middleburg Investment Group, Inc.	Virginia
- Middleburg Trust Company	Virginia